SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20059



                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 3 )





NAME OF ISSUER:      Westmoreland Coal Company


TITLE OF CLASS OF SECURITIES:   Westmoreland Coal Company Del
                                Common Stock, Par Value $2.50
                                per share




CUSIP NUMBER:        960878-100





Check the following box if a fee is being paid with this
statement: [    ]

CUSIP NO.  960878-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting     62,000
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting   10,000
                        Power

                   (7)  Sole
                        Dispositive     62,000
                        Power

                   (8)  Shared
                        Dispositive     18,000
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   467,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented        6.72
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)






                            - 2(a) -


CUSIP NO.  960878-100



(1)     Names of Reporting Persons     MELLON BANK, N.A.
        SS or IRS Identification Nos.       IRS No. 25-0659306
        of Above Persons


(2)     Check the Appropriate Box      (a)
        if a Member of a Group
        (See Instructions)             (b)


(3)     SEC Use Only


(4)     Citizenship or Place                      United States
        of Organization


Number of Shares  (5)   Sole Voting     58,000
Beneficially            Power
Owned by Each
Reporting Person
With              (6)   Shared Voting   10,000
                        Power

                  (7)   Sole
                        Dispositive     58,000
                        Power

                  (8)   Shared
                        Dispositive     18,000
                        Power


(9)     Aggregate Amount Beneficially
        Owned by Each Reporting Person 463,000


(10)    Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)


(11)    Percent of Class Represented      6.66
        by Amount in Row (9)


(12)    Type of Reporting Person       BK
        (See Instructions)






                            - 2(b) -
CUSIP NO.  960878-100



(1)     Names of Reporting Persons     WESTMORELAND COAL
                                       COMPANY AND AFFILIATED
                                       COMPANIES EMPLOYEES'
                                       SAVINGS/RETIREMENT PLAN
                                       TRUST
        SS or IRS Identification Nos.       IRS No. 23-6396826
        of Above Persons


(2)     Check the Appropriate Box      (a)
        if a Member of a Group
        (See Instructions)             (b)


(3)     SEC Use Only


(4)     Citizenship or Place                      United States
        of Organization


Number of Shares  (5)   Sole Voting     0
Beneficially            Power
Owned by Each
Reporting Person
With              (6)   Shared Voting   0
                        Power

                  (7)   Sole
                        Dispositive     0
                        Power

                  (8)   Shared
                        Dispositive     0
                        Power


(9)     Aggregate Amount Beneficially
        Owned by Each Reporting Person    387,425*
        *See Exhibit II (A)


(10)    Check if the Aggregate Amount
        in Row (9) Excludes Certain
        Shares (See Instructions)


(11)    Percent of Class Represented          5.57
        by Amount in Row (9)


(12)    Type of Reporting Person       EP
        (See Instructions)



                            - 2(c) -


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)         Name of Issuer:

                  Westmoreland Coal Company

Item 1(b)    Address of Issuer's Principal Executive Offices:

                  700 The Bellevue
                  200 South Broad Street
                  Philadelphia, PA 19102

Item 2 (a)   Name of Person Filing:

                  Mellon Bank Corporation and its Subsidiaries
                  (including but not limited to the
                  Subsidiaries of The Boston Company, Inc.) as listed on Exhibit I and
                  Westmoreland Coal Company and Affiliated
                  Companies Employees' Savings/Retirement Plan
                  Trust

Item 2(b)    Address of Principal Business Office, or if None,
             Residence:

                  Mellon Bank Corporation
                  One Mellon Bank Center
                  Pittsburgh, Pennsylvania  15258

Item 2(c)    Citizenship:

                  United States

Item 2(d)    Title of Class of Securities:

                  Westmoreland Coal Company Del Common Stock,
                  Par Value $2.50 per share

Item 2(e)    CUSIP Number:

                  960878-100

Item 3       If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [ ]   Broker or Dealer registered under
                        Section 15 of the Act.
             (b)  [x]   Bank as defined in Section 3(a)(6) of
                        the Act.






SCHEDULE 13G  (Continued)


             (c)  [ ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.
             (d)  [ ]   Investment Company registered under
                        Section 8 of the Investment Company Act.
             (e)  [ ]   Investment Advisor registered under
                        Section 203 of the Investment Advisers
                        Act of 1940.
             (f)  [x]   Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of
                        the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F).
             (g)  [x]   Parent Holding Company, in accordance
                        with Section 240.13-d(1)(b)(ii)(G).
                        (Note:  See Item 7)
             (h)  [ ]   Group, in accordance with Section
                        240.13d(1)(b)(ii)(H).

Item 4  Ownership:

        (a)  Amount beneficially owned:           467,000*
             *See Exhibit II (A) (B) (C)

        (b)  Percent of class:                       6.72

        (c)  Number of shares as to
             which person has:

          (i)     Sole power to vote or
                  to direct the vote:              62,000

         (ii)     Shared power to vote
                  or to direct the vote:           10,000

         (iii)    Sole power to dispose
                  or to direct the
                  disposition of shares:           62,000

         (iv)     Shared power to dispose
                  or to direct the
                  disposition of shares:           18,000

Item 5  Ownership of Five Percent or Less of a Class:

             N/A












SCHEDULE 13G  (Continued)


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation and its related affiliates in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 1. Employee Benefit Trust:
             381,506 - 5.48%.

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             This Schedule is filed on behalf of Mellon Bank
             Corporation and its Subsidiaries (including but not limited to the Subsidiaries of The Boston
             Company, Inc.) as noted on Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 1994

MELLON BANK CORPORATION


By/s/  Michael E. Bleier
  Michael E. Bleier
  General Counsel




MELLON BANK, N. A.


By/s/  Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel




MELLON BANK, N.A. AS TRUSTEE FOR
WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN


By/s/  Stephen A. Yoder
  Stephen A. Yoder
  Assistant General Counsel

                           EXHIBIT I



The shares reported on the attached Form 13G are held by the following Subsidiaries of Mellon Bank Corporation (including but not limited to the Subsidiaries of The Boston Company, Inc.) as marked (X):


(A)         Boston Safe Deposit and Trust Company
            Boston Safe Deposit and Trust Company of California
            Boston Safe Deposit and Trust Company of New York
      (X)   Mellon Bank, N.A.
            Mellon Bank (Delaware) National Association
            Mellon Bank (MD)

(B)         Franklin Portfolio
            Laurel Capital Advisors
      (X)   Mellon Capital Management Corporation
            Mellon Equity Associates
            The Boston Company Advisors, Inc.
            The Boston Company Financial Strategies, Inc.
            The Boston Company Institutional Investors, Inc.





      The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


      The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

                           EXHIBIT II



(A) Mellon Bank, N.A. is the trustee of the issuer's employee benefit plan (the "Plan") which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.



(B) This number includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days.



(C) The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are, for the purposes of this Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.